Exhibit T3E-2

To:	Holders of Senior Series 2009A Term Debentures and the Subordinated Series 2009B Term Debentures

Re: In re: O&G Leasing, LLC, et al., United States Bankruptcy Court for the Southern District of Mississippi, Case No. 10-01851-ee (Chapter11)

Recommendation of Support for Debtors’ Chapter 11 Plan by

Steering Committee of Debenture Holders – Senior Series 2009A Term

Debentures and Subordinate Series 2009B Term Debentures

Pursuant to those Letters of Direction received by the Indenture Trustee (the “Trustee”) pursuant to that certain Notice to Debenture Holders, dated March 21, 2011, the Trustee was directed to form a Steering Committee (the “Steering Committee”) comprised of up to five persons or entities to serve as an advisory board for the Trustee relating to this bankruptcy case. The Trustee was also authorized to adopt such rules and procedures for the formation and operation of the Steering Committee as it deemed appropriate in its sole and absolute discretion.

The Trustee initially selected five persons to serve as members of the Steering Committee. In May 2012, when one member resigned from the Steering Committee, a replacement member was selected. In June 2012, two additional members resigned from the Steering Committee, leaving the Steering Committee comprised of three persons:

Mark Knackendoffel, Chair of Steering Committee

The Trust Company of Manhattan

Donald A. Shute, CFA

IMS Capital Management, Inc.

Kjerstin Hatch

Lapis Advisers, LP

The Indenture Trustee’s efforts to sell the Debtors’ assets in the court-approved sales process run by Sterne Agee proved unsuccessful and ultimately led to termination by Hunter Drilling of its APA and the subsequent withdrawal of the Indenture Trustee’s Plan. Thereafter, the Debtors made certain changes in its Plan that were requested by the Steering Committee. These changes are reflected in the Debtors’ Second Amended Plan of Reorganization (“Plan”).

While not ideal, the Steering Committee believes that under the circumstances, the Debtors’ Second Amended Plan of Reorganization offers the most viable means to produce the highest, best and quickest recovery for the holders of Senior Series 2009A Term Debentures and the Subordinate Series 2009B Term Debentures.

The Plan, a copy of which is enclosed in this package and which you are being asked to consider and to vote to accept or reject, was modified by the Debtors from its First Amended Plan [Dkt. # 820], filed on July 19, 2012, to accommodate requested changes and to address issues that were important to the Steering Committee.

Accordingly, the Steering Committee believes that under the circumstances the confirmation and implementation of the Debtors’ Second Amended Plan of Reorganization is in the best interest of debenture holders.

The Steering Committee urges you to read carefully the Court-approved Disclosure Statement and the Debtors’ Plan before you vote.

The Steering Committee unanimously supports the Plan and recommends that all holders of Senior Series 2009A Term Debentures and Subordinated Series 2009B Term Debentures vote to ACCEPT the Plan by so indicating on the enclosed ballot and returning it as instructed.

Dated: January 8, 2013.

Respectfully submitted,

UNOFFICIAL STEERING COMMITTEE OF DEBENTURE HOLDERS

s/ MARK KNACKENDOFFEL
Mark Knackendoffel
The Trust Company of Manhattan

s/ DONALD A. SHUTE
Donald A. Shute, CFA
IMS Capital Management, Inc.

s/ KJERSTIN HATCH
Kjerstin Hatch
Lapis Advisers, LP